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E-Mail: dgottlieb@cgsh.com

December 16, 2015

BY EDGAR Ms. Stephanie L. Sullivan Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:	Comment Letter—HSBC Holdings plc (“HSBC”) Form 20-F for the Fiscal Year Ended December 31, 2014

Dear Ms. Sullivan:

We appreciated the opportunity to speak with you on December 15, 2015 in connection with the comment letter that was received on December 10, 2015 relating to HSBC’s Form 20-F for 2014. As discussed, HSBC intends to respond to the comments by no later than January 11, 2016.

Ms. Stephanie Sullivan p. 2

Please do not hesitate to contact us if you have any questions or if we can be of assistance at this time. You can reach either me at my number above, or my colleague Fred Martin at +44 20 7614 2322.

Yours sincerely,

/s/ David I. Gottlieb

David I. Gottlieb

cc:	Ms. Svitlana Sweat, Securities and Exchange Commission

Mr. Iain J. Mackay, HSBC Holdings plc

Mr. Russell C. Picot, HSBC Holdings plc

Mr. Gavin A. Francis, HSBC Holdings plc

Mr. Conrad Dixon, HSBC Holdings plc

Mr. Frederic G. Martin, Cleary Gottlieb Steen & Hamilton LLP